Exhibit 99.10

ZenaTech Reports Record 558% Year-Over-Year Revenue Growth to $12.9 Million for Full Year 2025 as Drone as a Service Business Expansion Accelerates and Q4 Revenue increases 670%

Total assets grew 188% to $99.8 million; DaaS segment delivered over $10 million in first full year of operations

VANCOUVER, BC – April 29, 2026 – ZenaTech, Inc. (Nasdaq: ZENA | FSE: 49Q | BMV: ZENA) (“ZenaTech” or the “Company”), a technology company specializing in AI-powered drone systems, Drone as a Service (DaaS), enterprise SaaS solutions, and Quantum Computing applications, announces its financial results for the full-year ended December 31, 2025 (all figures are expressed in Canadian dollars).

The Company reported record year-end revenue of $12.9 million, a 558% increase compared to almost $2.0 million for the full year 2024. The revenue growth was driven by the successful execution of ZenaTech's Drone as a Service strategy, completing 20 acquisitions in 2025, including 19 land surveying and inspection companies across the United States, United Kingdom, and Canada, and the U.K.-based enterprise software company Othership Limited. Total assets increased 188% from $34.6 million to $99.8 million, as compared to the same period in 2024.

By the Numbers — Full Year 2025

	FY2025	FY2024	Change
Total Revenue	$12.9M	$2.0M	+558%
Total Assets	$99.8M	$34.6M	+188%
Cash + Reserves	$15.1M	$3.8M	+301%
Working Capital	$18.3M	$3.4M	+439%
Acquisitions Completed	20	2	—

Fourth Quarter 2025 and Recent Highlights

•Counter-UAS for Defense: ZenaDrone commenced prototype development of two interceptor drones (gas-powered ZenaDrone 2000 and one-way Interceptor P-1) and a marine launching station (IQ Glider) to enter the maritime-based interceptor drone and integrated defense system market

•New Facilities, Global Expansion- Asia and Ukraine: The company opened an office in South Korea and announced it plans to open drone manufacturing and testing operations in Ukraine

•Green/Blue UAS certification: The company added the ZenaDrone 1000 for certification, and now has three drones in the Green UAS certification process, the pathway to Blue UAS certification, which will enable future inclusion in U.S. Defense procurement contracts

•Record Q4 Revenue Growth: Revenue for Q4 2025 was $5.2 million, a 670% increase from Q4 of 2024

•New Acquisitions/Drone as a Service Locations: The company announced completion of multiple land survey company acquisitions and added a new corporate location in Orlando to its Drone as a Service network, bringing the total current number of DaaS global locations to 24. The company also acquired an HR services software company (Now Solutions) adding a 12th brand to its SaaS business segment

•New Products: ZenaDrone launched new products including the IQ Quad specifically built for land surveys, the IQ Aqua for underwater surveillance, and added quantum navigation software for GPS-denied environments for its drones

Full year 2025 Highlights

•Record Revenue Growth: Revenue for the full year of 2025 was $12.9 million, a 558% increase year-over-year from 2024

•Drone as a Service Segment Growth: Drone as a Service contributed $10.1 million in revenue the full year of 2025

•Enterprise Software Segment Growth: Enterprise SaaS Software segment revenue grew to $2.8 million for the full year of 2025 which represents a 43% increase over the full year of 2024

•Operational Expansion: Completed 20 acquisitions consisting of 19 land survey and mapping, inspection, and cleaning companies plus one enterprise software acquisition (Othership Limited) during 2025, strengthening the company’s Drone as a Service global footprint to 19 locations across the U.S., the U.K. and Canada

•Working Capital: Increased to $18.3 million as of December 31, 2025, compared to $3.4 million on December 31, 2024

•Healthy Balance Sheet Cash and reserves increased to $15.1 million as of December 31, 2025, up from $3.8 million on December 31, 2024

“This has been a transformational year for ZenaTech, marked by strong execution against our drone business strategy, meaningful progress across our software segment, and foundation-building progress towards future success for our defense business. Our revenue growth of over 558% and total assets surpassing $99.8 million demonstrates the building of significant commercial traction,” said Shaun Passley, Ph.D., ZenaTech CEO. “In 2025, we accelerated the rollout of our Drone as a Service model establishing a scalable AI-driven autonomy platform that positions us for long-term, recurring revenue growth. We successfully executed on our DaaS acquisition strategy completing 20 acquisitions -- including 19 land surveying and legacy business acquisitions and one enterprise software acquisition -- establishing drone integration and a meaningful revenue base in our first full year of DaaS operations. At the same time, we advanced bringing ZenaDrone’s innovative solutions closer to commercial and defense deployment and deepened our engagement with military stakeholders for demonstrations and pilot opportunities that we believe will be critical in validating our technology to unlocking future defense contracts. As we look ahead, we are focused on building on this momentum, scaling our platforms, and converting this progress into sustained growth and shareholder value.”

Operational Highlights

•Drone as a Service (DaaS) Segment Launch: The DaaS segment generated $10.1 million in land surveying service revenue in its first full year, representing 78% of total consolidated revenue

•20 Acquisitions Completed: ZenaTech completed 20 acquisitions in 2025, 19 land survey and legacy service companies, plus one enterprise software acquisition (Othership Limited). Each acquisition is immediately accretive to revenue with margin improvement expected over a 12-to-24-month integration period as drone conversion is completed and drone locations expand their portfolio of offerings and cross selling opportunities

•Strong Balance Sheet Growth: Total assets grew approximately 3X from $34.6 million to $99.8 million, with property, plant and equipment increasing from $416,695 to $11.7 million. Intangibles grew to $10.4 million, and goodwill of $12.1 million was recognized from land surveying business combinations.

•Defense Customer Engagement: ZenaDrone made meaningful progress engaging with program managers in U.S. defense agencies, and meeting with Members of Congress during the year, positioning for demonstrations and pilot programs in 2026

•Enterprise SaaS Segment Growth: The Enterprise SaaS Software segment delivered revenue of approximately $2.8 million for the full year of 2025, an increase of 43% year-over-year. Growth was supported by ZenaTech's software subsidiaries including workplace scheduling, medical records, law enforcement data management, warehouse management, and other verticals

•Expanded Manufacturing Operations: The Company expanded its three manufacturing facilities and teams in Taiwan (Spider Vision Sensors subsidiary) and in UAE, and added a new facility for NDAA-compliant, including the company’s plans for American-made drones, in Mesa, Arizona for US defense customers, support the scaling of its ZenaDrone 1000 AI drone platform and IQ Series drones

•Othership Limited Acquisition: ZenaTech expanded its enterprise software portfolio through the acquisition of Othership Limited (U.K.), adding workplace scheduling and management software

Financial Overview

Total revenue for the year ended December 31, 2025 was $12.9 million, an increase of  558% compared to $2.0 million for the prior year in 2024. The DaaS segment, which was not revenue-generating in 2024, contributed $10.1 million in land surveying and inspections service revenue from 19 companies acquired in 2025.

The Enterprise SaaS Software segment delivered $2.8 million in revenue, an increase of 43% compared to $2.0 million in 2024, driven by higher subscription and license fee income from PsPortals, Ecker which includes brand Interactive Systems, and ZooOffice which includes brands Deskflex and Jadian.

Net loss of $45.2 million reflects the launch year of DaaS operations as well as strategic investments made in R&D and other scaling costs supporting growth initiatives. Net loss includes non-cash items, including $18.1 million in non-cash loan derivative charges from convertible debt used to fund 20 acquisitions. Net loss, excluding non-cash items and the effect of changes in working capital, was $19.2 million.

Outlook

Management believes ZenaTech is well positioned to continue its growth trajectory in 2026. Key growth drivers include:

•Full-Year DaaS Contributions: The 2025 acquisitions are expected to contribute a full year of revenue in 2026, compared to partial-year contributions in 2025

•Drone Integration/Conversion Program: As surveying, inspection and cleaning operations that are acquired integrate and migrate to ZenaDrone-based delivery, the Company expects to reduce costs per job while expanding capacity and improving segment margins

•Continued M&A Activity: ZenaTech plans to pursue additional targeted land survey and legacy low-tech service company acquisitions in sectors that are ripe for drone innovation, in new U.S. states and internationally

•Manufacturing Operations: Continued focus on monthly assembled drone and component manufacturing goals in each of our three facilities, and capacity expanding as well as setting up new facilities to be fully operational- in Arizona and Ukraine,

•Product Development, Testing and Pilot Programs: Continued focus on advancing the development, testing, certification, and participation of customers in pilot programs for our drone solutions at various stages of commercialization, to bring solutions to full in-market status and generating revenue

•Industrial Markets: Continued investment in the ZenaDrone 1000 platform and IQ Series drones, and customer engagement in pilots is expected to yield revenue streams in precision agriculture markets, for indoor inventory management and logistics markets, security and inspection markets, and other verticals

•Defense Markets: Continued investment in our specific defense drone development for the ZenaDrone 1000 platform and IQ Series drones, and Counter-UAS platforms, as well as engagement with US Defense agency program managers and stakeholders for demonstrations and pilot programs for applications including indoor inventory management and cargo drone are planned for 2026

“The demand for drone solutions in both the defense and commercial markets continues at double digit growth, and we believe that we can capture meaningful market share in 2026 and beyond,” added Dr. Pasley. “Our real time response to emerging needs on the international stage has positioned us as a leader in the drone space. We are creating products for land, sea, and air defense, addressing critical asymmetrical modern warfare, that is enemy threats that are inexpensive to deploy but extraordinarily expensive to counter using traditional intercept methods. Our small one-way Interceptor P-1, planned to be priced at less than $5000 USD can manage drone swarms, and our IQ Aqua, which can detect and respond to underwater mine threats without putting divers or manned vessels at risk, will provide our defense customers with cost-effective, scalable solutions.  Further, we announced this month that we are in the process of establishing a manufacturing facility and operations in Ukraine to accelerate production of our defense interceptor systems, as well as a testing facility to validate our products under an active threat environment,” concluded Dr. Pasley.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and a separate enterprise SaaS division of multiple software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense systems.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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